Exhibit 99.1

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR THIRD QUARTER 2014

Panama City, Republic of Panama, October 14, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.35 per share corresponding to the third quarter 2014.

The cash dividend was approved by the Board of Directors at its meeting held October 13, 2014, and is payable November 7, 2014 to the Bank’s stockholders as of the October 27, 2014 record date.

As of September 30, 2014, Bladex had 38,782,613.28 shares outstanding of all classes.

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama
Mr. Christopher Schech, Chief Financial Officer
Tel.: (507) 210-8630, E-mail: cschech@bladex.com